FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of November 23, 2004

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

Date: November 23, 2004	By:	/s/ WALKER BOYD
	Name:	Walker Boyd
	Title:	Group Finance Director

Embargoed until 12.30 p.m. (GMT)

Signet Group plc (LSE: SIG, NYSE: SIG)

Unaudited results for the 13 weeks and the 39 weeks to 30 October 2004

23 November 2004

FURTHER ADVANCE IN SIGNET’S RESULTS

	Reported Basis	At Constant Exchange Rates(i)
13 weeks to 30 October 2004
• Group profit before tax: £8.4 million	up 9%	up 12%
• Group sales: £292.1 million	no change	up 6%
• Group like for like sales	up 3%

39 weeks to 30 October 2004
• Group profit before tax: £62.3 million	up 13%	up 25%
• Group sales: £963.7 million	up 1%	up 9%
• Group like for like sales	up 6%

(i)	See Note 10 for reconciliation.

Terry Burman, Group Chief Executive, commented: “We are pleased with the Group’s performance for the first nine months of the year. Further progress was made in the third quarter against the background of challenging trading conditions.

In the nine month period, Group profit before tax increased by 25% at constant exchange rates. The US division again outperformed its main competition with 6.8% like for like sales growth. Sales leverage and tight control of costs contributed to the increase in US operating profit. In the UK like for like sales increased by 4.2% and operating profit was up on last year before the non-recurring £1.7million restructuring charge.

While our businesses on both sides of the Atlantic face demanding comparatives they are well positioned to compete over the Christmas season.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,742 speciality retail jewellery stores at 30 October 2004; these included 1,141 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 601 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Group

In the 13 weeks to 30 October 2004, Group profit before tax advanced by 9.1% to £8.4 million (2003/04: £7.7 million restated see Note 9). At constant exchange rates the increase was 12.0% (see Note 10). Like for like sales were up by 2.8%. Total sales were £292.1 million (2003/04: £292.0 million restated), an increase of 6.1% at constant exchange rates. Operating profit was £11.3 million (2003/04: £10.9 million restated). Net interest payable for the 13 weeks was £2.9 million (2003/04: £3.2 million).

In the 39 week period, Group profit before tax rose by 13.1% to £62.3 million (2003/04: £55.1 million restated). At constant exchange rates the increase was 24.8%. Like for like sales increased by 6.0%. Total sales at £963.7 million (2003/04: £958.2 million restated) reflected an increase of 8.9% at constant exchange rates; at actual exchange rates there was an increase of 0.6%. Operating profit rose by 20.3% at constant exchange rates and by 8.5% on a reported basis to £69.9 million (2003/04: £64.4 million restated). Net interest payable was £7.6 million (2003/04: £9.3 million). Earnings per share were 2.4p (2003/04: 2.1p restated).

United States (circa 70% of Group annual sales)

In the 13 weeks to 30 October 2004, US operating profit rose by 17.9% on a constant exchange rate basis and by 10.8% on a reported basis to £9.2 million (2003/04: £8.3 million restated). The operating margin increased to 4.7% (2003/04: 4.2% restated). Like for like sales were up by 3.5%; had it not been for an unusual level of hurricane activity it is estimated that the increase would have been about 4%. Total sales increased by 8.3% at constant exchange rates and decreased by 0.9% on a reported basis to £193.8 million (2003/04: £195.5 million restated). The gross margin was similar to that of last year, higher commodity costs and planned mix changes being offset by price increases, supply chain improvements and a range of other initiatives. In the fourth quarter the gross margin is expected to be slightly lower than in the comparable period last year. The proportion of bad debt charges to sales in the third quarter continued at the low end of recent years.

In the 39 weeks, US operating profit was up by 26.5% at constant exchange rates and by 12.5% on a reported basis to £63.9 million (2003/04: £56.8 million restated). The operating margin increased to 9.6% (2003/04: 8.5% restated). Like for like sales were up by 6.8%. Total sales advanced by 11.7% at constant exchange rates but decreased by 0.6% on a reported basis to £665.1 million (2003/04: £669.2 million restated). The bad debt charge was 3.0% of sales (2003/04: 3.0%).

Space growth this year is expected to be about 8%. Merchandise ranges continue to benefit from the implementation of management initiatives including further development of the Leo Diamond assortment, expansion of fashion gold jewellery in collaboration with the World Gold Council and extension of the luxury watch selection in Jared. Reflecting the focus on customer service every store now has at least one qualified diamontologist as a member of staff. Kay national television advertising for this Christmas will show an increase on last year and Jared will enjoy local television advertising support for over 90% of its sales. Overall spending on marketing as a proportion of sales will be slightly higher than last year’s level.

United Kingdom (circa 30% of Group annual sales)

In the 13 weeks to 30 October 2004, UK operating profit was £3.8 million (2003/04: £4.1 million) and operating margin was 3.9% (2003/04: 4.2%). The softening trend in the trading environment continued in the quarter, the upper sector of the mass market being most affected. Like for like sales increased by 1.6%, with total sales up by 1.9% to £98.3 million (2003/04: £96.5 million). Gross margin continued to be above last year’s level.

In the 39 weeks to 30 October 2004, UK operating profit increased by 5.0% prior to a non-recurring restructuring charge of £1.7 million. After accounting for the restructuring charge operating profit was £10.8 million (2003/04: £11.9 million), the operating margin being 3.6% (2003/04: 4.1%). The restructuring charge reflects the relocation and consolidation of central administration functions to enhance efficiency and should result in future cost savings of about £0.6 million per annum. Like for like sales advanced by 4.2% and total sales rose by 3.3% to £298.6 million (2003/04: £289.0 million). The gross margin was ahead of last year.

142 stores, predominantly H.Samuel, are expected to be trading under the new, more open, store format by Christmas. These stores facilitate greater interaction with the customer resulting in further increases to the diamond participation in the sales mix. Television advertising for both H.Samuel and Ernest Jones is being expanded this Christmas to cover about 60% of sales.

Group Central Costs, Taxation and Net Debt

In the 13 week period, Group central costs were £1.7 million (2003/04: £1.5 million). In the 39 weeks Group central costs were £4.8 million (2003/04: £4.3 million). The tax rate was reduced as anticipated to 34.5% (2003/04: 35.5%). Net debt at 30 October 2004 was £192.6 million. The seasonal increase in net debt in the 39 weeks to 30 October was £113.8 million (2003/04: £58.7 million), reflecting higher capital expenditure and dividend payments as well as timing differences on merchandise payments.

Prior Year Adjustment

As announced in the Interim Results the Group has changed its accounting policy in respect of extended service agreements in the US. This followed an amendment to FRS 5 ‘Reporting the substance of transactions’ in the form of ‘Application Note G - Revenue Recognition’. The Group now spreads the revenue arising from the sale of such agreements over the anticipated period of claims. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. The previously reported profit before tax for the year ended 31 January 2004 now reflects a non-cash reduction of £7.2 million to £204.7 million. The restatement for the 13 and 39 weeks to 1 November 2003 resulted in increases of £2.6 million and £2.2 million in profit before tax respectively.

The effect on reserves brought forward at 31 January 2004 is a reduction of £35.1 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £692.5 million.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

UK dial-in:	+44 (0) 20 7098 0705
US dial-in:	+1 718 354 1171

UK 48 hr. replay:	+44 (0) 20 7984 7578	Pass code:	227237#
US 48 hr. replay:	+1 718 354 1112	Pass code:	227237#

The Christmas Trading Statement is expected to be released on Thursday 13 January 2005.

Unaudited interim consolidated profit and loss account

for the periods ended 30 October 2004

		13 weeks ended 30 October 2004		13 weeks ended 1 November 2003 as restated(1)		39 weeks ended 30 October 2004		39 weeks ended 1 November 2003 as restated(1)		52 weeks ended 31 January 2004 as restated(1)
	Notes	£m		£m		£m		£m		£m
Sales	2,9	292.1		292.0		963.7		958.2		1,609.8

Operating profit	2	11.3		10.9		69.9		64.4		215.1
Net interest payable and similar charges	3	(2.9)		(3.2)		(7.6)		(9.3)		(10.4)

Profit on ordinary activities before taxation	9	8.4		7.7		62.3		55.1		204.7
Tax on profit on ordinary activities	4	(2.9)		(2.7)		(21.5)		(19.6)		(72.1)

Profit for the financial period		5.5		5.0		40.8		35.5		132.6
Dividends	6	—		—		(6.5)		(5.8)		(43.2)

Retained profit attributable to shareholders		5.5		5.0		34.3		29.7		89.4

Earnings per share - basic		0.3	p	0.3	p	2.4	p	2.1	p	7.7	p
- diluted	7	0.3	p	0.3	p	2.3	p	2.1	p	7.7	p

All of the above relates to continuing activities.

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Unaudited consolidated balance sheet

at 30 October 2004

		30 October 2004	1 November 2003 as restated(1)	31 January 2004 as restated(1)
	Notes	£m	£m	£m
Fixed assets
Intangible assets		16.0	18.3	16.8
Tangible assets		233.3	215.2	202.8

		249.3	233.5	219.6

Current assets
Stocks		676.6	643.0	541.5
Debtors (see note below)		306.2	310.6	355.6
Cash at bank and in hand		37.9	27.6	128.0

		1,020.7	981.2	1,025.1
Creditors: amounts falling due within one year		(369.9)	(346.5)	(361.8)
Bank loans and overdrafts		(93.3)	(55.3)	(59.3)
Other		(276.6)	(291.2)	(302.5)
Net current assets (see note below)		650.8	634.7	663.3

Total assets less current liabilities		900.1	868.2	882.9
Creditors: amounts falling due after more than one year		(174.4)	(197.6)	(184.0)
Bank loans		(137.2)	(156.5)	(146.2)
Other		(37.2)	(41.1)	(37.8)
Provisions for liabilities and charges		(6.0)	(7.1)	(6.4)

Total net assets		719.7	663.5	692.5

Capital and reserves – equity
Called up share capital		8.7	8.6	8.6
Reserves		711.0	654.9	683.9

Shareholders’ funds	8	719.7	663.5	692.5

Note:	Debtors and net current assets include amounts recoverable after more than one year of £18.2 million (1 November 2003: £24.9 million, 31 January 2004: £16.1 million).

Unaudited consolidated statement of total recognised gains and losses for the periods ended 30 October 2004

	13 weeks ended 30 October 2004	13 weeks ended 1 November 2003 as restated(1)	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003 as restated(1)	52 weeks ended 31 January 2004 as restated(1)
	£m	£m	£m	£m	£m
Profit for the financial period	5.5	5.0	40.8	35.5	132.6
Translation differences	2.8	(33.0)	2.8	(15.0)	(96.7)
Actuarial gain arising on pension asset	—	—	—	—	6.4

Total recognised gains and losses relating to the period	8.3	(28.0)	43.6	20.5	42.3
Prior year adjustments arising on the adoption of:
FRS 5, ‘Application Note G – Revenue Recognition’ (note 9)	—	—	(35.1)	—	—
FRS 17 – ‘Retirement Benefits’	—	—	—	(18.1)	(18.1)

Total recognised gains and losses	8.3	(28.0)	8.5	2.4	24.2

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Unaudited consolidated cash flow statement

for the periods ended 30 October 2004

	13 weeks ended 30 October 2004	3 weeks ended 1 November 2003	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003	52 weeks ended 31 January 2004
	£m	£m	£m	£m	£m
Net cash (outflow)/inflow from operating activities	(27.5)	(2.1)	42.4	70.3	203.8
Net cash outflow from returns on investments and servicing of finance	(3.2)	(3.4)	(8.5)	(9.9)	(11.0)
Taxation paid	(9.0)	(12.3)	(47.0)	(51.1)	(69.0)
Net cash outflow for capital expenditure and financial investment	(23.4)	(18.1)	(59.1)	(42.0)	(50.7)
Equity dividends paid	—	—	(37.3)	(30.8)	(36.7)

Cash (outflow)/inflow before use of liquid resources and financing	(63.1)	(35.9)	(109.5)	(63.5)	36.4
Management of liquid resources–(increase)/decrease in bank deposits	(9.5)	2.2	90.0	61.3	(42.4)
Financing – proceeds from issue of shares	0.5	2.2	5.2	4.8	6.3
– purchase of own shares	—	—	(9.5)	—	—
– increase in/(repayment of) bank loans	62.5	11.1	52.7	0.7	(12.1)

(Decrease)/increase in cash in the period	(9.6)	(20.4)	28.9	3.3	(11.8)

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	(9.6)	(20.4)	28.9	3.3	(11.8)
Cash (inflow)/outflow from (increase)/decrease in debt	(62.5)	(11.1)	(52.7)	(0.7)	12.1
Cash outflow/(inflow) from increase/(decrease) in liquid resources	9.5	(2.2)	(90.0)	(61.3)	42.4

Change in net debt resulting from cash flows	(62.6)	(33.7)	(113.8)	(58.7)	42.7
Translation difference	1.1	10.8	1.1	11.2	17.5

Movement in net debt in the period	(61.5)	(22.9)	(112.7)	(47.5)	60.2
Opening net debt	(131.1)	(164.7)	(79.9)	(140.1)	(140.1)

Closing net debt	(192.6)	(187.6)	(192.6)	(187.6)	(79.9)

Reconciliation of operating profit to operating cash flow(1)

Operating profit	11.3	10.9	69.9	64.4	215.1
Depreciation and amortisation charges	9.9	9.1	28.7	27.8	40.4
Increase in stocks	(117.0)	(109.6)	(137.9)	(122.2)	(44.9)
Decrease/(increase) in debtors	7.9	7.9	47.5	45.7	(31.1)
Increase in creditors	60.5	79.7	34.6	55.0	25.4
Decrease in other provisions	(0.1)	(0.1)	(0.4)	(0.4)	(1.1)

Net cash (outflow)/inflow from operating activities	(27.5)	(2.1)	42.4	70.3	203.8

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 30 October 2004

1.	Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 31 January 2004. The comparative figures for the 52 weeks ended 31 January 2004 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 30 October 2004	13 weeks ended 1 November 2003 as restated(1)	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003 as restated(1)	52 weeks ended 31 January 2004 as restated(1)
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	98.3	96.5	298.6	289.0	501.0
US	193.8	195.5	665.1	669.2	1,108.8

	292.1	292.0	963.7	958.2	1,609.8

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading(2)	3.8	4.1	10.8	11.9	76.6
-Group central costs	(1.7)	(1.5)	(4.8)	(4.3)	(5.7)

	2.1	2.6	6.0	7.6	70.9
US	9.2	8.3	63.9	56.8	144.2

	11.3	10.9	69.9	64.4	215.1

The Group’s results derive from one business segment - the retailing of jewellery, watches and gifts.

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).
(2)	UK trading profit for the 39 weeks ended 30 October 2004 includes a non-recurring restructuring charge of £1.7 million.

3.	Net interest payable and similar charges

	13 weeks ended 30 October 2004	13 weeks ended 1 November 2003	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003	52 weeks ended 31 January 2004
	£m	£m	£m	£m	£m
Net interest payable	(3.2)	(3.4)	(8.5)	(9.9)	(11.0)
FRS 17 - net interest credit	0.3	0.2	0.9	0.6	0.6

	(2.9)	(3.2)	(7.6)	(9.3)	(10.4)

4.	Taxation

The net taxation charges in the profit and loss accounts for the 13 weeks and 39 weeks ended 30 October 2004 have been based on the anticipated effective taxation rate for the 52 weeks ending 29 January 2005.

Notes to the unaudited interim financial results

for the periods ended 30 October 2004

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	30 October 2004	1 November 2003	31 January 2004
Profit and loss account (average rate)	1.82	1.62	1.68
Balance sheet (closing rate)	1.83	1.70	1.82

The effect of restating the balance sheet at 1 November 2003 to the exchange rates ruling at 30 October 2004 would be to decrease net debt by £13.3 million to £174.3 million. Restating the profit and loss account would decrease the operating profit for the 39 weeks ended 1 November 2003 by £6.3 million to £58.1 million and the profit before taxation for the 39 weeks ended 1 November 2003 by £5.2 million to £49.9 million.

6.	Dividend

The dividend of 0.375p per share was paid on 5 November 2004 to shareholders on the register of members at the close of business on 8 October 2004.

7.	Earnings per share

	13 weeks ended 30 October 2004	13 weeks ended 1 November 2003 as restated(1)	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003 as restated(1)	52 weeks ended 31 January 2004 as restated(1)
	£m	£m	£m	£m	£m
Profit attributable to shareholders	5.5	5.0	40.8	35.5	132.6

Weighted average number of shares in issue (million)	1,732.9	1,720.7	1,730.8	1,716.9	1,718.4
Dilutive effect of share options (million)	12.3	18.0	12.1	13.2	12.5

Diluted weighted average number of shares (million)	1,745.2	1,738.7	1,742.9	1,730.1	1,730.9

Earnings per share – basic	0.3p	0.3p	2.4p	2.1p	7.7p
– diluted	0.3p	0.3p	2.3p	2.1p	7.7p

The number of shares in issue at 30 October 2004 was 1,733,113,548 (1 November 2003: 1,722,717,774 shares; 31 January 2004: 1,726,190,848 shares).

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

8.	Changes in shareholders’ equity

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	513.0	727.6
Prior year adjustment (note 9)	—	—	—	—	(35.1)	(35.1)

As restated	8.6	60.7	3.1	142.2	477.9	692.5
Retained profit	—	—	—	—	34.3	34.3
Share options exercised	0.1	3.5	—	—	1.6	5.2
Purchase of own shares(2)	—	—	—	—	(9.5)	(9.5)
Translation differences	—	—	—	2.0	(4.8)	(2.8)

Balance at 30 October 2004	8.7	64.2	3.1	144.2	499.5	719.7

(2)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Notes to the unaudited interim financial results

for the periods ended 30 October 2004

9.	Prior year adjustment

The Group has changed its accounting policy in respect of extended service agreements in the US. This followed an amendment to FRS 5 ‘Reporting The Substance Of Transactions’ in the form of ‘Application Note G - Revenue Recognition’. The Group now spreads the revenue arising from the sale of such agreements over the anticipated period of claims. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. The previously reported profit before tax for the year ended 31 January 2004 incurred a non cash reduction of £7.2 million to £204.7 million. For the 13 and 39 weeks ended 1 November 2003 profit before tax increased by £2.6 million and £2.2 million respectively.

The effect on reserves brought forward at 31 January 2004 is a reduction of £35.1 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £692.5 million.

10.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

39 weeks ended 30 October 2004	39 weeks ended 30 October 2004	39 weeks ended 1 November 2003(1)	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non- GAAP)(1)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	298.6	289.0	3.3	—	289.0	3.3
US	665.1	669.2	-0.6	(73.5)	595.7	11.7

	963.7	958.2	0.6	(73.5)	884.7	8.9

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	10.8	11.9	-9.2	—	11.9	-9.2
- Group central costs	(4.8)	(4.3)	n/a	—	(4.3)	n/a

	6.0	7.6	n/a	—	7.6	n/a
US	63.9	56.8	12.5	(6.3)	50.5	26.5

	69.9	64.4	8.5	(6.3)	58.1	20.3

Profit before tax	62.3	55.1	13.1	(5.2)	49.9	24.8

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 30 October 2004

13 weeks ended 30 October 2004	13 weeks ended 30 October 2004	13 weeks ended 1 November 2003(1)	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non- GAAP)(1)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	98.3	96.5	1.9	—	96.5	1.9
US	193.8	195.5	-0.9	(16.6)	178.9	8.3

	292.1	292.0	—	(16.6)	275.4	6.1

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	3.8	4.1	-7.3	—	4.1	-7.3
- Group central costs	(1.7)	(1.5)	n/a	—	(1.5)	n/a

	2.1	2.6	n/a	—	2.6	n/a
US	9.2	8.3	10.8	(0.5)	7.8	17.9

	11.3	10.9	3.7	(0.5)	10.4	8.7

Profit before tax	8.4	7.7	9.1	(0.2)	7.5	12.0

At 30 October 2004

	30 October 2004	1 November 2003	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(192.6)	(187.6)	13.3	(174.3)

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Unaudited reconciliation of UK GAAP to US GAAP

for the periods ended 30 October 2004

Estimated effect on profit for the financial periods of differences between UK GAAP and US GAAP

	13 weeks ended 30 October 2004		13 weeks ended 1 November 2003 as restated(1)		39 weeks ended 30 October 2004		39 weeks ended 1 November 2003 as restated(1)		52 weeks ended 31 January 2004 as restated(1)
	£m		£m		£m		£m		£m
Profit for the financial period in accordance with UK GAAP	5.5		5.0		40.8		35.5		132.6

US GAAP adjustments:
Goodwill amortisation and write-offs	0.3		0.3		0.8		0.9		1.1
Sale and leaseback transactions	0.3		0.2		0.8		0.5		0.8
Extended service plan revenues(2)	—		(4.5)		(38.3)		(4.6)		3.7
Pensions	(0.2)		(0.6)		(0.7)		(1.6)		(1.9)
Stock compensation	(0.3)		0.6		0.5		(0.8)		0.7

US GAAP adjustments before taxation	0.1		(4.0)		(36.9)		(5.6)		4.4
Taxation	0.1		1.4		13.2		2.2		(2.0)

US GAAP adjustments after taxation	0.2		(2.6)		(23.7)		(3.4)		2.4
Net income attributable to shareholders in accordance with US GAAP	5.7		2.4		17.1		32.1		135.0

Income per ADS in accordance with US GAAP:
- basic	3.2	p	1.4	p	9.9	p	18.7	p	78.6	p
- diluted	3.2	p	1.4	p	9.8	p	18.6	p	78.0	p

Weighted average number of ADS outstanding (million):
- basic	173.3		172.1		173.1		171.7		171.8
- diluted	174.5		173.9		174.3		173.0		173.1

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP

	30 October 2004	1 November 2003 as restated(1)	31 January 2004 as restated(1)
	£m	£m	£m
Shareholders’ funds in accordance with UK GAAP	719.7	663.5	692.5

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	488.5	516.7	490.5
Adjustment to goodwill	(57.5)	(62.2)	(58.2)
Accumulated goodwill amortisation	(148.0)	(157.5)	(149.9)
Sale and leaseback transactions	(8.1)	(9.2)	(8.9)
Extended service plan revenues	—	32.9	38.3
Pensions	20.8	10.3	21.5
Depreciation of properties	(2.5)	(2.5)	(2.5)
Revaluation of properties	(3.1)	(3.1)	(3.1)
Dividends	6.5	5.8	37.3

US GAAP adjustments before taxation	296.6	331.2	365.0
Taxation	(9.4)	(16.7)	(22.7)

US GAAP adjustments after taxation	287.2	314.5	342.3

Shareholders’ funds in accordance with US GAAP	1,006.9	978.0	1,034.8

(1)	UK GAAP figures restated for implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).
(2)	The adjustment in respect of extended service plan revenues for the 39 weeks ended 30 October 2004 represents a non-recurring charge to reflect the impact under US GAAP of the adoption of the revised accounting policy as noted in (1) above.